Exhibit 99.1

Presentation held at the North Atlantic Seafood Conference 4 March

Attached please find the presentation held by the Chairman of the Board, Ole-Eirik Lerøy, at the North Atlantic Seafood Conference today.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

Presentation: http://hugin.info/209/R/1899312/674734.pdf